Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O.Box 30
Kingsey Falls (Québec)
Canada J0A 1B0
Telephone: (819) 363-5100
Fax: (819) 363-5155
www.cascades.com

Cascades announces a shutdown of Cascades FjordCell’s operations

Kingsey Falls, Québec, November 1, 2004  —  Cascades Inc. (“Cascades”) (CAS-TSX) announces a shutdown of the operations of Cascades FjordCell, its virgin pulp mill located in Jonquière, Québec. Considering the deterioration of the labour relations and recent events, management has decided to lock-out the unionized employees at that mill.  The collective agreement with “Le Syndicat National des travailleurs et travailleuses des pâtes et cartons de Jonquière (usine pâtes)” expired on April 30, 2004. Cascades FjordCell produces annually approximately 82,000 metric tonnes of bleached pulp. Part of its production is sold to Cascades Boxboard Group - Jonquière, the boxboard mill adjacent to the pulp mill. The lock-out at Cascades FjordCell should not affect the operations of the boxboard mill which can obtain pulp from alternative sources should the lock-out persist.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,400 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

For further information :	Source :

Mr. Claude Cossette	Mr. Robert F. Hall
Vice-President, Human Resources	Vice-President, Legal Affairs Cascades Inc.
Cascades Inc.
(819) 363-5151	(819) 363-5116
ccossette@cascades.com	rhall@cascades.com